Exhibit 4.1

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PURPLE INNOVATION, INC.

Purple Innovation, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on May 19, 2015 (the “Original Certificate”).

2.	The Original Certificate was restated, integrated and amended by the provisions of the Amended and Restated Certificate of Incorporation (the “First Amended and Restated Certificate”) which was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (as amended, the “DGCL”) on July 29, 2015.

3.	An amendment to the First Amended and Restated Certificate was duly adopted by the Board and the stockholders of the Corporation in accordance with Section 242 of the DGCL on August 3, 2017.

4.	The First Amended and Restated Certificate was restated, integrated and amended by the provisions of the Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”) which was duly adopted by the Board and the stockholders of the Corporation in in accordance with Sections 228, 242 and 245 of the DGCL on February 2, 2018.

5.	An amendment to the Second Amended and Restated Certificate was duly adopted by the Board on June 27, 2024 and by the affirmative vote of the holders of at least a majority of the stock entitled to vote at a meeting of stockholders on October 15, 2024, in accordance with Sections 222 and 242 of the DGCL.

6.	Certain capitalized terms used in the amendment are defined where appropriate in the Second Amended and Restated Certificate.

7.	Upon the effectiveness of this Certificate of Amendment, the amendment will be made to the Second Amended and Restated Certificate, which amendment will cause a new Article XIII to be added to the Second Amended and Restated Certificate, and Article XIII shall read in its entirety as follows:

“ARTICLE XIII

PROTECTION OF TAX BENEFITS

Section 1. Definitions. As used in this Article XIII, the following capitalized terms have the following meanings when used herein with initial capital letters (and any references to any portions of the Treasury Regulations hereunder shall include any successor provisions):

(a) “4.9-percent Transaction” means any Transfer described in clause (i) or (ii) of Section 2 of this Article XIII.

(b) “4.9-percent Stockholder” means a Person or group of Persons that is a “5-percent stockholder” of the Corporation pursuant to Treasury Regulation § 1.382-2T(g), as applied by replacing “5-percent” with “4.9-percent,” where applicable.

(c) “Agent” has the meaning set forth in Section 5 of this Article XIII.

(d) A Person shall be deemed the “Beneficial Owner” of, and shall be deemed to “Beneficially Own” and have “Beneficial Ownership” of any securities (that are as such, “Beneficially Owned”) that such Person actually owns, directly or indirectly, including any ownership by virtue of application of constructive ownership rules, with such direct, indirect and constructive ownership determined under the provisions of Section 382 of the Code and the Treasury Regulations thereunder, including, for the avoidance of doubt, any ownership whereby a Person owns Common Stock pursuant to a “coordinated acquisition” treated as a single “entity” as defined in Section 1.382-3(a)(1) of the Treasury Regulations, or such Shares are otherwise aggregated with Common Stock owned by such Person pursuant to the provisions of Section 382 of the Code and the Treasury Regulations thereunder. Notwithstanding the foregoing, a Person shall be deemed to Beneficially Own any Common Stock issuable or issued upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, that are in existence on the date hereof.

(e) “Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

(f) “Effective Date” means the date on which this Article XIII became effective, upon filing of this Certificate of Amendment of the Certificate of Incorporation, as amended, of the Corporation with the Secretary of State.

(g) “Excess Securities” has the meaning set forth in Section 4 of this Article XIII.

(h) “Expiration Date” means the earliest of (i) the close of business on June 30, 2025; (ii) the repeal of Section 382 of the Code or any successor statute if the Board determines that this Article XIII is no longer necessary or desirable for the preservation of Tax Benefits; (iii) the beginning of a taxable year of the Corporation to which the Board determines that no Tax Benefits may be carried forward, or (iv) such date as the Board shall fix in accordance with Section 12 of this Article XIII.

(i) “Percentage Share Ownership” means the percentage interest Beneficially Owned of any Person or group (as the context may require) for purposes of Section 382 of the Code as determined in accordance with Treasury Regulation § 1.382-2T(g), (h), (j) and (k) and Treasury Regulation § 1.382-4, or any successor provisions. Notwithstanding the foregoing, any Common Stock issuable or issued upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, that are in existence on the date hereof shall be included in the Percentage Share Ownership.

(j) “Person” means any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity or any group of such “Persons” having a formal or informal understanding among themselves to make a “coordinated acquisition” of shares within the meaning of Treasury Regulation § 1.382-3(a)(1) or who are otherwise treated as an “entity” within the meaning of Treasury Regulation § 1.382-3(a)(1), and shall include any successor (by merger or otherwise) of any such entity or group, but will not include a Public Group.

(k)  “Prohibited Distributions” means any and all dividends or other distributions paid by the Corporation with respect to any Excess Securities received by a Purported Transferee.

(l) “Prohibited Transfer” means any Transfer or purported Transfer of Shares to the extent that such Transfer is prohibited and/or void under this Article XIII.

(m) “Public Group” has the meaning set forth in Treasury Regulation § 1.382-2T(f)(13).

(n) “Purported Transferee” has the meaning set forth in Section 4 of this Article XIII.

(o) “Remedial Holder” has the meaning set forth in Section 7 of this Article XIII.

(p) “Shares” means (i) the Common Stock, and (ii) any interest that would be treated as “stock” of the Corporation pursuant to Treasury Regulation § 1.382-2T(f)(18

(q) “Subsidiary” means, with reference to any Person, any other Person of which (i) a majority of the voting power of the voting securities or equity interests is Beneficially Owned, directly or indirectly, by such first-mentioned Person or otherwise controlled by such first-mentioned Person or (ii) an amount of voting securities or equity interests sufficient to elect at least a majority of the directors (or other Persons similarly responsible for the direction of the business and affairs of such other Person) of such other Person is Beneficially Owned, directly or indirectly, by such first-mentioned Person, or otherwise controlled by such first-mentioned Person.

(r) “Tax Benefits” shall mean the net operating loss carryovers, capital loss carryovers, general business credit carryovers, carryovers of disallowed business interest described in Section 163(j)(2) of the Code, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a “net unrealized built-in loss” within the meaning of Section 382 of the Code, of the Company and any of its Subsidiaries.

(s) “Transfer” means, any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition, event or occurrence or other action taken by a Person, other than the Corporation, that alters the Percentage Share Ownership of any Person or group. A Transfer also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation § 1.382-4(d)). For the avoidance of doubt, a Transfer shall not include the creation or grant of an option by the Corporation, nor shall a Transfer include the issuance of Shares by the Corporation.

(t) “Transferee” means any Person to whom Common Stock is Transferred.

(u) “Treasury Regulations” means the regulations, including temporary regulations or any successor regulations, promulgated under the Code, as amended from time to time.

Section 2. Transfer and Ownership Restrictions. In order to preserve the Tax Benefits, from and after the Effective Date of this Article XIII any attempted Transfer of Common Stock prior to the Expiration Date and any attempted Transfer of Common Stock pursuant to an agreement entered into prior to the Expiration Date shall be prohibited and void ab initio to the extent that, as a result of such Transfer (or any series of Transfers of which such Transfer is a part), either (i) any Person or Persons would become a 4.9-percent Stockholder or (ii) the Percentage Share Ownership in the Corporation of any 4.9-percent Stockholder would be increased by more than one-half of one percentage point. The prior sentence is not intended to prevent Common Stock from being DTC-eligible and shall not preclude the settlement of any transaction in Common Stock entered into through the facilities of a national securities exchange; provided, however, that the Common Stock and parties involved in such transaction shall remain subject to the provisions of this Article XIII in respect of such transaction.

Section 3. Exceptions.

(a) Notwithstanding anything to the contrary herein, Transfers to a Public Group (including a new Public Group created under Treasury Regulation § 1.382-2T(j)(3)(i)) shall be permitted.

(b) The restrictions set forth in Section 2 of this Article XIII shall not apply to an attempted Transfer that is a 4.9-percent Transaction if the transferor or the Transferee obtains the written approval of the Board or a duly authorized committee thereof. As a condition to granting its approval pursuant to this Section 3 of this Article XIII, the Board may, in its discretion, require (at the expense of the transferor and/or Transferee) an opinion of counsel to be delivered to the Board that the Transfer shall not result in a limitation on the use of the Tax Benefits as a result of the application of Section 382 of the Code; provided that the Board may grant such approval notwithstanding the effect of such approval on the Tax Benefits if it determines that the approval is in the best interests of the Corporation. The Board may grant its approval in whole or in part with respect to such Transfer and may impose any conditions that it deems reasonable and appropriate in connection with such approval, including, without limitation, restrictions on the ability of any Transferee to Transfer Shares acquired through a Transfer. Approvals of the Board hereunder may be given prospectively or retroactively. The Board, to the fullest extent permitted by law, may exercise the authority granted by this Article XIII through duly authorized officers or agents of the Corporation. Nothing in this Section 3 of this Article XIII shall be construed to limit or restrict the Board in the exercise of its fiduciary duties under applicable law.

Section 4. Excess Securities.

(a) No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of such a Prohibited Transfer (the “Purported Transferee”) shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Common Stock which are the subject of the Prohibited Transfer (the “Excess Securities”). The Purported Transferee shall not be entitled, with respect to such Excess Securities, to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, and the Excess Securities shall be deemed to remain with the transferor unless and until the Excess Securities are transferred to the Agent pursuant to Section 5 of this Article XIII or until an approval is obtained under Section 3 of this Article XIII. After the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, the Common Stock, which is the subject of the Prohibited Transfer, shall cease to be Excess Securities. For this purpose, any Transfer of Excess Securities not in accordance with the provisions of this Section 4 or Section 5 of this Article XIII shall also be a Prohibited Transfer.

(b) The Corporation may require as a condition to the registration of the Transfer of any Common Stock or the payment of any distribution on any Common Stock that the proposed Transferee or payee furnish to the Corporation all information reasonably requested by the Corporation with respect to its direct or indirect ownership interests in such Common Stock. The Corporation may make such arrangements or issue such instructions to its stock transfer agent as may be determined by the Board to be necessary or advisable to implement this Article XIII, including, without limitation, authorizing such transfer agent to require an affidavit from a Purported Transferee regarding such Person’s actual and constructive ownership of Shares and other evidence that a Transfer will not be prohibited by this Article XIII as a condition to registering any transfer.

Section 5. Transfer to Agent. If the Board determines that a Transfer of Common Stock constitutes a Prohibited Transfer, then, upon written demand by the Corporation sent within thirty days of the date on which the Board determines that the attempted Transfer would result in Excess Securities, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any Prohibited Distributions, to an agent designated by the Board (the “Agent”). The Agent shall thereupon sell to a buyer or buyers, which may include the Corporation, the Excess Securities transferred to it in one or more arm’s-length transactions (on the public securities market on which such Excess Securities are traded, if possible, or otherwise privately); provided, however, that any such sale must not constitute a Prohibited Transfer and provided, further, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Common Stock or otherwise would adversely affect the value of the Common Stock. If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sale proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 6 of this Article XIII if the Agent rather than the Purported Transferee had resold the Excess Securities.

Section 6. Application of Proceeds and Prohibited Distributions. The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee has previously resold the Excess Securities, any amounts received by it from a Purported Transferee, together, in either case, with any Prohibited Distributions, as follows: (i) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (ii) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or the fair market value at the time of the Transfer, in the event the purported Transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar Transfer) which amount (or fair market value) shall be determined at the discretion of the Board; and (iii) third, any remaining amounts shall be paid to one or more organizations selected by the Board which is described under Section 501(c)(3) of the Code (or any comparable successor provision) and contributions to which are eligible for deduction under each of Sections 170(b)(1)(A) and 2055 of the Code. The Purported Transferee of Excess Securities shall have no claim, cause of action or any other recourse whatsoever against any transferor of Excess Securities. The Purported Transferee’s sole right with respect to such shares shall be limited to the amount payable to the Purported Transferee pursuant to this Section 6 of Article XIII. In no event shall the proceeds of any sale of Excess Securities pursuant to this Section 6 of Article XIII inure to the benefit of the Corporation or the Agent, except to the extent used to cover costs and expenses incurred by Agent in performing its duties hereunder.

Section 7. Modification of Remedies for Certain Indirect Transfers. In the event of any Transfer which does not involve a transfer of Common Stock within the meaning of Delaware law but which would cause a 4.9-percent Stockholder to violate a restriction on Transfers provided for in this Article XIII, the application of Sections 5 and 6 of this Article XIII shall be modified as described in this Section 7 of this Article XIII. A 4.9-percent Stockholder and/or any Person whose ownership of Common Stock is attributed to such 4.9-percent Stockholder (such 4.9-percent Stockholder or other Person, a “Remedial Holder”) shall be deemed to have disposed of and shall be required to dispose of sufficient Common Stock (which Common Stock shall be disposed of in the inverse order in which they were acquired) to cause such 4.9-percent Stockholder, following such disposition, not to be in violation of this Article XIII. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Shares that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Sections 5 and 6 of this Article XIII, except that the maximum aggregate amount payable to a Remedial Holder in connection with such sale shall be the fair market value of such Excess Securities at the time of the purported Transfer. A Remedial Holder shall not be entitled, with respect to such Excess Securities, to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, following the time of the purported Transfer. All expenses incurred by the Agent in disposing of such Excess Securities shall be paid out of any amounts due such 4.9-percent Stockholder or such other Person. The purpose of this Section 7 of Article XIII is to extend the restrictions in Sections 2 and 5 of this Article XIII to situations in which there is a 4.9-percent Transaction without a direct Transfer of Common Stock, and this Section 7 of Article XIII, along with the other provisions of this Article XIII, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Common Stock.

Section 8. Legal Proceedings; Prompt Enforcement. If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof to the Agent within thirty days from the date on which the Corporation makes a written demand pursuant to Section 5 of this Article XIII (whether or not made within the time specified in Section 5 of this Article XIII), then the Corporation may take such actions as it deems appropriate to enforce the provisions hereof, including the institution of legal proceedings to compel the surrender. Nothing in this Section 8 of Article XIII shall (i) be deemed inconsistent with any Transfer of the Excess Securities provided in this Article XIII being void ab initio, (ii) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand or (iii) cause any failure of the Corporation to act within the time periods set forth in Section 5 of this Article XIII to constitute a waiver or loss of any right of the Corporation under this Article XIII. The Board may authorize such additional actions as it deems advisable to give effect to the provisions of this Article XIII.

Section 9. Liability. To the fullest extent permitted by law, any stockholder subject to the provisions of this Article XIII who knowingly violates the provisions of this Article XIII and any Persons controlling, controlled by or under common control with such stockholder shall be jointly and severally liable to the Corporation for, and shall indemnify and hold the Corporation harmless against, any and all damages suffered as a result of such violation, including but not limited to damages resulting from a reduction in, or elimination of, the Corporation’s ability to utilize its Tax Benefits, and attorneys’ and auditors’ fees incurred in connection with such violation.

Section 10. Obligation to Provide Information. As a condition to the registration of the Transfer of any Shares, any Person who is a beneficial, legal or record holder of Shares, and any proposed Transferee and any Person controlling, controlled by or under common control with the proposed Transferee, shall provide such information as the Corporation may request from time to time in order to determine compliance with this Article XIII or the status of the Tax Benefits of the Corporation.

Section 11. Legends. The Board may require that any certificates issued by the Corporation evidencing ownership of Shares that are subject to the restrictions on transfer and ownership contained in this Article XIII bear the following legend:

“THE SECOND AMENDED CERTIFICATE OF INCORPORATION, AS AMENDED (THE “CERTIFICATE OF INCORPORATION”), OF THE CORPORATION CONTAINS RESTRICTIONS PROHIBITING THE TRANSFER (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) OF SHARES OF COMMON STOCK OF THE CORPORATION (INCLUDING THE CREATION OR GRANT OF CERTAIN OPTIONS, RIGHTS AND WARRANTS) WITHOUT THE PRIOR AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE CORPORATION (THE “BOARD”) IF SUCH TRANSFER AFFECTS THE PERCENTAGE OF SHARES OF COMMON STOCK OF THE CORPORATION (WITHIN THE MEANING OF SECTION 382 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) AND THE TREASURY REGULATIONS PROMULGATED THEREUNDER) THAT IS TREATED AS OWNED BY A 4.9-PERCENT STOCKHOLDER (AS DEFINED IN THE CERTIFICATE OF INCORPORATION). IF THE TRANSFER RESTRICTIONS ARE VIOLATED, THEN THE TRANSFER WILL BE VOID AB INITIO AND THE PURPORTED TRANSFEREE OF THE SHARES OF COMMON STOCK WILL BE REQUIRED TO TRANSFER EXCESS SECURITIES (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) TO THE CORPORATION’S AGENT. IN THE EVENT OF A TRANSFER WHICH DOES NOT INVOLVE SECURITIES OF THE CORPORATION WITHIN THE MEANING OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE (“SECURITIES”) BUT WHICH WOULD VIOLATE THE TRANSFER RESTRICTIONS, THE PURPORTED TRANSFEREE (OR THE RECORD OWNER) OF THE SECURITIES THAT VIOLATE THE TRANSFER RESTRICTIONS WILL BE REQUIRED TO TRANSFER SUFFICIENT SECURITIES PURSUANT TO THE TERMS PROVIDED FOR IN THE CERTIFICATE OF INCORPORATION TO CAUSE THE 4.9-PERCENT STOCKHOLDER TO NO LONGER BE IN VIOLATION OF THE TRANSFER RESTRICTIONS. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF RECORD OF THIS CERTIFICATE A COPY OF THE CERTIFICATE OF INCORPORATION CONTAINING THE ABOVE-REFERENCED TRANSFER RESTRICTIONS UPON WRITTEN REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.”

The Board may also require that any certificates issued by the Corporation evidencing ownership of Shares that are subject to conditions imposed by the Board under Section 3 of this Article XIII also bear a conspicuous legend referencing the applicable restrictions.

Section 12. Authority of the Board.

(a) The Board shall have the power to determine all matters necessary for assessing compliance with this Article XIII, including, without limitation, (1) the identification of 4.9-percent Stockholders, (2) whether a Transfer is a 4.9-percent Transaction or a Prohibited Transfer, (3) the Percentage Share Ownership in the Corporation of any 4.9-percent Stockholder, (4) whether an instrument constitutes a Corporation Security, (5) the amount (or fair market value) due to a Purported Transferee pursuant to Section 6 of this Article XIII, (6) whether the benefit to be derived from the Tax Benefits is material; (7) whether enforcement of the provisions of this Article XIII should be deferred or suspended for one or more periods upon a determination by the Board that the benefits from the Tax Benefits are not material or reasonably expected to be material; and (8) any other matters which the Board determines to be relevant; and the good faith determination of the Board on such matters shall be conclusive and binding for all the purposes of this Article XIII. In addition, the Board may, to the extent permitted by law, from time to time establish, modify, amend or rescind by-laws, regulations and procedures of the Corporation not inconsistent with the provisions of this Article XIII for purposes of determining whether any Transfer of Common Stock would jeopardize or endanger the Corporation’s ability to preserve and use the Tax Benefits and for the orderly application, administration and implementation of this Article XIII.

(b) Nothing contained in this Article XIII shall limit the authority of the Board to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and its Stockholders in preserving the Tax Benefits. Without limiting the generality of the foregoing, in the event of a change in law making one or more of the following actions necessary or desirable, the Board may, by adopting a written resolution, (1) accelerate the Expiration Date, (2) modify the ownership interest percentage in the Corporation or the Persons or groups covered by this Article XIII, (3) modify the definitions of any terms set forth in this Article XIII or (4) modify the terms of this Article XIII as appropriate, in each case, to prevent an ownership change for purposes of Section 382 of the Code as a result of any changes in applicable Treasury Regulations or otherwise; provided, however, that the Board shall not cause there to be such acceleration or modification unless it determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits. Stockholders of the Corporation shall be notified of such determination through a filing with the Securities and Exchange Commission or such other method of notice as the Secretary of the Corporation shall deem appropriate.

(c) In the case of any ambiguity in the application of any of the provisions of this Article XIII, including any definition used herein, the Board shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event this Article XIII requires an action by the Board but fails to provide specific guidance with respect to such action, the Board shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article XIII. All such actions, calculations, interpretations and determinations which are done or made by the Board in good faith shall be conclusive and binding on the Corporation, the Agent, and all other parties for all other purposes of this Article XIII. The Board may delegate all or any portion of its duties and powers under this Article XIII to a committee of the Board as it deems necessary or advisable and, to the fullest extent permitted by law, may exercise the authority granted by this Article XIII through duly authorized officers or agents of the Corporation. Nothing in this Article XIII shall be construed to limit or restrict the Board in its exercise of its fiduciary duties under applicable law.

Section 13. Reliance. To the fullest extent permitted by law, the Corporation and the members of the Board shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer, Chief Legal Officer and Secretary of the Corporation and the Corporation’s legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents in making the determinations and findings contemplated by this Article XIII. The members of the Board shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any Common Stock owned by, any Stockholder, the Corporation is entitled to rely on the existence and absence of filings of Schedule 13D or 13G under the Securities and Exchange Act of 1934, as amended (or similar filings), as of any date, subject to its actual knowledge of the ownership of Common Stock.

Section 14. Benefits of this Article XIII. Nothing in this Article XIII shall be construed to give to any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this Article XIII. This Article XIII shall be for the sole and exclusive benefit of the Corporation and the Agent.

Section 15. Severability. The purpose of this Article XIII is to facilitate the Corporation’s ability to maintain or preserve its Tax Benefits. If any provision of this Article XIII or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article XIII.

Section 16. Waiver. With regard to any power, remedy or right provided herein or otherwise available to the Corporation or the Agent under this Article XIII, (i) no waiver will be effective unless expressly contained in a writing signed by the waiving party and (ii) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise or other indulgence.”

8.	The amendment of the Second Amended and Restated Certificate herein certified has been duly adopted in accordance with the provisions of Section 242 of the DGCL, and this Certificate of Amendment shall become effective upon the filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Second Amended and Restated Certificate to be executed by Tricia McDermott, its Chief Legal Officer, this 15th day of October, 2024.

PURPLE INNOVATION, INC.

By:	/s/ Tricia McDermott
Tricia McDermott
Chief Legal Officer

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